The Company has three wholly owned subsidiaries: Finet Corporation, FWC Shell Corporation, Inc., Finet Correspondent, Inc. FWC Shell Corporation, Inc. has three wholly owned subsidiaries: RPM Mortgage, Inc., RPM Fremont, Inc. and RPM Affiliates, Inc. All subsidiaries are California corporations.